EXHIBIT 99.1

Memorandum

Date:	October 22, 2010

To:	All Altair Nanotechnologies Inc. Employees

From:	Terry Copeland

Subject:	Stock Option Exchange Program

Stock Option Exchange Program

We have been talking about Altair’s strategy to win customers in both the transportation and energy storage markets.  Across the company, we are focused on using the right technologies, the right markets and the right investments to grow our business for the future.  When Altair wins, we want our employees to share in the success.  That’s why we are pleased to announce that we will submit a proposal to Altair stockholders to approve a one-time stock option exchange program.

The steady decline in our stock price over the past few years has been tough on stockholders and employees alike.  All of our employees hold outstanding stock options that were granted when the price of Altair stock was higher, which means that our employees currently have stock options that are “underwater” — the exercise price is higher than Altair’s current stock price.

Our proposal, which will be voted on at a special meeting of stockholders is to offer a one-time stock option exchange program that would permit employees to exchange their stock options for replacement stock options  that will have a new exercise price that reflects Altair’s stock price at the time the program is completed.

If it is approved by our stockholders, the stock option exchange program will provide a one-time opportunity for eligible employees to voluntarily exchange their stock options for fewer replacement stock options with a lower exercise price and a new vesting schedule.  We, along with other members of Altair’s senior leadership team, will also participate.  Our Board of Directors will not participate.  We believe the program is beneficial for employees, the company and stockholders.

More information on the proposed option exchange program can be found in Altair’s preliminary proxy statement filed with the Securities and Exchange Commission today. In addition, attached hereto are answers to certain questions on the proposed option exchange program.

Due to legal requirements, executives, managers and human resources cannot advise you as to whether or not you should participate if the program is approved. You should refer to the documents listed above for information regarding the program.

Questions and Answers for
Option Exchange Program
as of October 22, 2010

The following Questions & Answers were prepared to address common questions employees may have regarding the proposed Option Exchange program. Stockholder approval for the program will be solicited at an upcoming special meeting of stockholders.

Altair is seeking stockholder approval to offer a one-time Option Exchange.  These Q&A’s are based on the information contained in the option exchange proposal in our preliminary proxy statement filed with the Securities and Exchange Commission (SEC) on October 20, 2010. The following information is provided as of October 22, 2010, and does not contain complete details about the Option Exchange program. Additional information is contained in the Altair preliminary proxy statement.

Q1	What is happening?

A1
Altair is seeking stockholder approval to offer a one-time Option Exchange program to certain eligible employees in the U.S.  If approved by the stockholder and implemented in the discretion of the Board, the Option Exchange program will allow eligible employees to exchange certain underwater stock options for fewer stock options.  The exchange ratios will be designed to provide participants with replacement options with a value that approximates the value of the exchanged options. All replacement options would be granted under the Altair 2005 Stock Incentive Plan, as amended.

Q2	Why is this happening? Why now? What’s changed? Why is Altair proposing to offer to exchange our stock options?

A2
The sustained decline in the price of Altair stock has had a negative impact on our ability to retain and motivate employees through the use of stock options.  Because substantially all our outstanding options have exercise prices above the current stock price, many employees believe their options are of little or no value.  These outstanding options are no longer an effective means of retaining our key talent.  But, for accounting purposes, we will continue to recognize the expense of these options. Altair is proposing to offer this exchange because we want to encourage retention and build engagement among our employees.

Q3	How did this decision get made?

A3
We believe an Option Exchange program would increase retention and engage employees while avoiding potential additional dilution to our stockholders’ interests.  It would also allow Altair to recapture the value of compensation costs already being incurred for underwater options.

Q4	Who at Altair will be eligible for the Option Exchange program?

A4
All persons who are employees at the beginning and the end of the Option Exchange program will be eligible to participate, as long as they hold stock options that have an exercise price above the highest price of our common shares during the one-year period preceding the start of the Option Exchange.

Q5	Will Altair’s Board members participate in the Program?

A5	Directors who are not employees of Altair will not be eligible to participate.

Q6	Will Altair executives be eligible for the Option Exchange Program?

A6	The Altair senior leadership team will be eligible to participate.

Q7	What is a stock option?

A7
A stock option is a right to buy a share of Altair stock at a fixed price (also known as the grant or exercise price) for a specified period of time. Employees typically must wait a specified period of time (known as the vesting period) before exercising the option.

Q8	What is an Option Exchange program?

A8
An Option Exchange program is an offer made by Altair to its eligible employees permitting them to voluntarily exchange outstanding stock options for fewer replacement stock options with a lower exercise price.  If approved by stockholders and implemented by the Board of Directors, the proposed Altair option exchange program likely be implemented in the first quarter of 2011 by means of tender offer documents sent to its employees.  The replacement stock options would be granted following the expiration of the tender offer period.

Q9	Why doesn’t the exchange start immediately?

A9
The Option Exchange program must be approved by the company’s stockholders voting on the proposal at the Company’s upcoming special meeting.  There is no guarantee that the stockholders will approve this program. If the program is approved, the company intends to begin the exchange period within a reasonable period following the shareholders meeting at which the program is approved, subject to the discretion of our Board of Directors to delay or not to implement the program.

Q10	What is the expected timeline of this exchange offer?

A10
The timeline of the exchange, if implemented, will not be determined until and unless the proposal has been approved by the Company’s stockholders.  The proposal permits the Board to implement the option exchange program when, as and if it determines during the 180-day period following the stockholders meeting.

Q11	Will I be able to elect to exchange my options for restricted stock or cash?

A11
No.  The proposed program is designed to provide a value-for-value exchange of stock options.  We selected stock options because they provide value to employees only if we are successful in driving improvements in our stock price.

Q12	How many new options would I get if I choose to participate?

A12
Your options would be able to be exchanged for a lesser number of replacement options with a lower exercise price based on an exchange ratio that will be specified in the tender offer materials delivered to you upon commencement of the Option Exchange.  The exchange ratio will be determined by Altair’s Board of Directors using the Black-Scholes option pricing model following approval of the program by stockholders.  Generally, the number of new options will have the same value, determined using the Black-Scholes option pricing model, as the options surrendered.

Q13	Would I be able to exchange only a portion of my eligible options?

A13
Yes.  You would be able to elect to exchange your eligible options on a grant-by-grant basis. However, you would not be able to split a single grant.  In other words, if you have a grant of 1,000 options, you would not be able to choose to exchange 500 options and keep 500 options.  You would be able to either exchange all 1,000 options from that grant or none of those 1,000 options.

Q14	Will this exchange offer include both vested and unvested options?

A14	Yes. This exchange offer will include eligible outstanding options, whether vested or not. If you have exercised an option or an option has expired, it is no longer outstanding and is not eligible.

Q15	What will the new vesting terms be for new options?

A15	As proposed, the new options would vest 50% on the one-year anniversary of the grant date and 50% on the two-year anniversary of the grant date.

Q16	How would I decide whether or not to exchange my eligible options for new options?

A16
The decision will be yours.  Altair cannot advise you as to whether or not you should participate in the Option Exchange program, or which (if any) options you should exchange.  If the Option Exchange program is approved by stockholders and the Board of Directors decides to implement the Option Exchange program, Altair will file written materials relating to the program with the SEC as part of a tender offer statement.  These materials will also be forwarded to employees who are eligible to participate in the Option Exchange program.

Q17	How do I find out how many eligible options I have and what their exercise prices are?

A17
You can request a report from Finance to see all outstanding stock options, including their exercise price, terms and when they expire.  If the program is approved and implemented, you would receive more details regarding the process for participating.  You will also receive a personal statement of your option situation.

Q18	Would this exchange offer affect future equity grants?

A18	This is a one-time event to exchange certain outstanding options. It does not affect our ongoing compensation programs, including our equity grants.

Q19	Will I have to participate in the Option Exchange program?

A19
Participation in the Option Exchange program will be completely voluntary.  If you choose not to participate, you would keep all of your outstanding stock options, including the stock options that are eligible for the Option Exchange program, and you would not receive a replacement grant.  No changes would be made to the terms of your current stock options if you choose not to participate.

Q20	Where can I find additional information about the Option Exchange program?

A20
Additional information about the option exchange offer can be found in the Altair preliminary proxy statement that was filed with the SEC on October 20, 2010. As soon as practical, a copy of the preliminary proxy statement can be found at www.altairnano.com/investor.  A copy of the preliminary proxy statement also can be found by searching Altair’s SEC filings at www.sec.gov.

Q21	Why isn’t the exchange ratio set one-for-one?

A21
Outstanding options that are underwater have less value than the replacement options that would be granted under the Option Exchange program.  Because of this, more underwater options are required to equal the value of a replacement option.  If the ratio were set at one-for-one, it would result in an accounting expense for Altair, which we do not believe is in the best interest of our stockholders.

Q22	What would my new exercise price be?

A22	The new stock options would be granted with an exercise price equal to the closing price of Altair’s common shares on the new stock option grant date at the close of the Option Exchange program.

Q23	Can you provide me with an example of how the exchange ratios would work?

A23
Exchange ratios will depend on the exercise price and the remaining term of the option.  For an example of how the exchange would work, please refer to the Altair preliminary proxy statement filed with the SEC on October 20, 2010. As soon as practical, a copy of the preliminary proxy statement can be found at www.Altair.com/investor.  A copy of the preliminary proxy statement also can be found by searching Altair’s SEC filings at www.sec.gov.

Q24	My eligible stock options are already vested. Would my new stock options also be fully vested?

A24	No. All replacement options granted under the program would be subject to the new two-year vesting schedule.

Q25	What would happen to options that I choose not to exchange?

A25	Options that you choose not to exchange would be subject to their original terms.

Q26	Will I owe taxes if I participate in the program?

A26	Generally, the exchange of eligible stock options is treated as a non-taxable exchange, and no income should be recognized upon the grant of the new stock options for U.S. federal income tax purposes.

Q27	Are there circumstances under which I would not be eligible to participate in the Option Exchange program?

A27
Yes.  If you are no longer an employee of Altair at the beginning or the end of the exchange period, you would not be eligible to participate in the Option Exchange.  In addition, you would not be eligible to participate in the Option Exchange if you did not hold any eligible stock options (i.e. stock options that have an exercise price above the highest price of our common shares during the one-year period preceding the start of the Option Exchange).

Q28	When will the new grant date be?

A28	The timeline of the exchange and the grant date for the replacement options will not be determined until the proposal has been approved by the company’s stockholders and implemented.

Q29	Will the terms and conditions of the new stock option grant be the same as the exchanged stock options?

A29
No.  The new options would vest 50% one year from the grant date and 50% two years from the grant date.  Also, the exercise price of the new stock option would be equal to the closing price of the common shares on the date of grant.

Q30	How will I elect to exchange my options?

A30	If the exchange program is approved, you would receive more details regarding the process for participating.

Q31	What will happen if I leave Altair after exchanging my options, but before my new options are granted?

A31
You will be required to be employed by Altair at the beginning and the end of the exchange period, and on the grant date to receive a replacement grant. If you are not employed by Altair at such times, you will not be eligible to participate in the Option Exchange.  If you are employed at the beginning of the exchange period and elect to participate in the Option Exchange, but your employment with the company terminates before the end of the exchange period, your election to participate would automatically be withdrawn and you would retain your existing stock options until they expire by their terms.

Q32	Can Altair help me decide whether or not I should exchange my eligible options?

A32	No. Due to SEC regulations, Altair cannot advise you as to whether or not you should participate in the program.

Important Legal Information

The Option Exchange program described in this communication has not yet commenced. Altair will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the Option Exchange program. Persons who are eligible to participate in the Option Exchange program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

In connection with the proposal to be voted on by Altair’ stockholders to approve the Option Exchange program discussed in this communication, Altair has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Altair stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Option Exchange program, because they will contain important information about the proposal to be voted on by stockholders with respect to the Option Exchange program.  Altair stockholders and option holders will be able to obtain the written materials described above and other documents filed by Altair with the SEC free of charge from the SEC’s website at www.sec.gov.